09056562

S
COMMISSION
549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 48913

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

GLOBAL SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 EAST 52ND STREET, 14th FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CIGDEM GAYE GOKER (212) 317-9797
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, CIGDEM GAYE GOKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL SECURITIES USA, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO & CFO
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Global Securities (USA), Inc.:

We have audited the accompanying statement of financial condition of Global Securities (USA), Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in liabilities subordinated to the claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Securities (USA), Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates, LLP

New York, New York
January 22, 2009

GLOBAL SECURITIES (USA), INC.
(Wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 493,155
Deferred taxes	794,442
Due from related parties	14,917
Furniture, equipment and leasehold improvements (Net of accumulated depreciation and amortization of $397,757)	74,166
Other assets	123,277
TOTAL ASSETS	$ 1,499,957

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and other liabilities	$ 21,536
Deferred rent	19,033
TOTAL LIABILITIES	40,569
Liabilities subordinated to claims of general creditors	1,543,337
Stockholder's Equity:	
Common stock ($1 par value; 50,000 shares authorized, 25,000 issued and outstanding)	25,000
Additional paid-in capital	725,000
Accumulated deficit	(833,949)
TOTAL STOCKHOLDER'S EQUITY	(83,949)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,499,957

The accompanying notes are an integral part of these financial statements.

GLOBAL SECURITIES (USA), INC.
(Wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Commissions	$ 1,164,536
Interest income	9,043
Other	70,846
TOTAL REVENUES	1,244,425
Expenses	
Employee compensation and benefits	741,793
Clearance fees	437,382
Research and communications	166,564
Occupancy and equipment	307,532
Professional fees	75,658
Travel and promotion	43,002
Depreciation and amortization	26,890
Interest expense	86,838
Other	49,714
TOTAL EXPENSES	1,935,373
LOSS BEFORE INCOME TAX EXPENSE	(690,948)
Reserve for taxes	382,663
NET LOSS	$ (308,285)

The accompanying notes are an integral part of these financial statements.

GLOBAL SECURITIES (USA), INC.
(Wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

	Subordinated Liabilities
Liabilities subordinated to the claims of general creditors – January 1, 2008	$ 1,156,499
Loan received during the year	300,000
Interest accrued as additional subordinated liabilities	86,838
Liabilities subordinated to the claims of general creditors – December 31, 2008	$ 1,543,337

The accompanying notes are an integral part of these financial statements.

GLOBAL SECURITIES (USA), INC.
(Wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2008	$ 25,000	$ 725,000	$ (525,664)	$ 224,336
Net loss	-	-	(308,285)	(308,285)
Balance at December 31, 2008	$ 25,000	$ 725,000	$ (833,949)	$ (83,949)

The accompanying notes are an integral part of these financial statements.

GLOBAL SECURITIES (USA), INC.
(Wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss		$ (308,285)
operating activities:		
Depreciation and amortization	$ 26,890	
(Increase) decrease in operating assets:		
Deferred taxes	(383,288)	
Due from related parties	1,138	
Other assets	116,678	
Increase (decrease) in operating liabilities:		
Accounts payable and other liabilities	(4,034)	
Due to parent	(52,911)	
Deferred rent	(5,438)	
Total Adjustments		(300,965)
Net cash used in operating activities		(609,250)
Cash flows from investing activities:		
Purchase of fixed assets		(2,933)
Net cash used in investing activities		(2,933)
Cash flows from financing activities:		
Increase in subordinated debt		386,838
Net cash provided by financing activities		386,838
Net decrease in cash		(225,345)
Cash, beginning of year		718,500
Cash, end of year		$ 493,155

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Global Securities (USA), Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") The Company engages primarily in brokerage services with respect to Turkish securities and is a wholly owned subsidiary of Global Menkul Degerler A.S. (the "Parent").

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodian functions relating to the securities.

The Company acts as agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent. These trades are settled on a delivery versus payment basis. The Company maintains a k(2)(i) account for customer payments received in advance. The Company's commissions on foreign securities transactions are collected by the Parent and remitted periodically.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Purchases and sales of securities and related revenues and expenses are recorded on a trade date basis.

Furniture, equipment and leasehold improvements are recorded at cost (net of accumulated depreciation and amortization). Furniture and equipment are depreciated over their estimated useful lives of five to seven years using the straight-line method. Leasehold improvements are amortized over the life of the lease using the straight-line method.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the alternative net Capital Requirements. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2008, the Company had net capital of $452,586, which exceeded the required net capital by $202,586.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs k(2)(i) and k(2)(ii) of that rule.

NOTE 4 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has subordinated loan agreements for equity capital in the amounts of $500,000, $250,000, $350,000 and $300,000 respectively, which became effective, December 12, 2006, April 26, 2007, September 7, 2007, and July 14, 2008. The loans mature on December 31, 2009, May 31, 2010, September 30, 2010 and August 1, 2011 at the aforementioned sum and interest thereon, which accrues as an additional subordinated liability, at the rate of 7% per annum from the effective date.

These borrowings are subordinated to the claims of general creditors, have been approved by the FINRA and are available in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowing may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and FINRA's capital regulations governing the withdrawal of subordinated debt.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities with counterparties who are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transaction. These activities may expose the Company to risk of loss in the event that the counter party is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations.

Substantially all of the Company's cash is held at a bank.

NOTE 6 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008 the Parent provided market research and technical advice to the Company at no cost. Additionally, the Company received $727,154 of commission revenue from the Parent arising from customer trades cleared through the Parent and paid $437,382 to the parent in clearing costs associated with these trades.

NOTE 7 - INCOME TAXES

The Company records its income taxes on a separate company basis. The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Pursuant to FASB Staff Position No. FIN 48-3, the adoption of FIN 48 for nonpublic entities was deferred to fiscal years beginning after December 15, 2008 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined. As of December 31, 2008, the Company does not believe the adoption of FIN 48 will impact the amounts reported in the financial statements.

NOTE 7 - INCOME TAXES (continued)

Significant components of the provision for income taxes are as follows:

Current	$ 625
Deferred	(383,288)
Total	$ (382,663)

In addition, the Company has a deferred tax asset of approximately $794,442 relating to the net operating loss carry forwards, which begin to expire in 2013.

NOTE 8 - LEASE COMMITMENTS

The Company has a lease for office space expiring on June 30, 2012. A security deposit in the amount for $91,806 from the previous lease has been applied to the lease. Minimum annual rental payments on the lease are as follows:

Year ending December 31,	
2009	$ 237,369
2010	237,369
2011	237,369
Thereafter	140,298
	$ 852,405

Rent expenses incurred on the above lease were approximately $261,214 for the year ended December 31, 2008.

NOTE 9 - SUBSEQUENT EVENT

Due to global market conditions, the Parent required an emergency short term loan in the amount of $250,000 to bolster their cash position in order to prevent them from ceasing operations. As a result of this loan, the Company is under capitalized as of the date of this Financial Statement, and has temporarily ceased doing business. The loan is expected to be repaid in the near future.

SUPPLEMENTAL INFORMATION

GLOBAL SECURITIES (USA), INC.
(Wholly owned subsidiary of Global Menkul Degerler A.S.)
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Credits:		
Stockholder's equity		$ (83,949)
Liabilities subordinated to the claims of general creditors allowable in computing net capital		1,543,337
Total credits		1,459,388
Deductions and/or charges:		
Nonallowable assets:		
Deferred taxes	$ 794,442	
Furniture, equipment and leasehold improvements	74,166	
Due from other related parties	14,917	
Other assets	123,277	
		1,006,802
Net capital before haircuts		452,586
Haircuts on securities		-
Net capital		452,586
Minimum net capital requirement		250,000
Excess net capital		$ 202,586

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II A filing.

GLOBAL SECURITIES (USA), INC.
(Wholly owned subsidiary of Global Menkul Degerler A.S.)
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirement of this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder of
Global Securities (USA), Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Global Securities (USA), Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates, LLP

New York, New York
January 22, 2009